UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Salix Pharmaceuticals, Ltd.

(Name of Subject Company)

Salix Pharmaceuticals, Ltd.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

795435106

(CUSIP Number of Class of Securities)

William Bertrand, Jr.

Acting Chief Operating Officer,

Executive Vice President and General Counsel

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, North Carolina 27615

(919) 862-1000

With copies to:

Christopher T. Cox

Gregory P. Patti, Jr.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Salix Pharmaceuticals, Ltd. (the “Company” or “we”) filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2015 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Sun Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware Corporation (“VPI”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a British Columbia corporation (“Valeant”), to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company for $173.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), which Offer Price is subject to reduction to $158.00 per Share if all of the conditions to the Offer (as defined below) are not satisfied, or waived by Purchaser by 12:00 midnight, Eastern Time, on April 8, 2015 (one minute after 11:59 P.M., Eastern Time, on April 7, 2015), upon the terms and subject to the conditions set forth in the (i) offer to purchase, dated March 4, 2015 (as amended or supplemented from time to time, including by the Amendment and Supplement to the Offer to Purchase, dated March 17, 2015, the “Offer to Purchase”) and (ii) related letter of transmittal that accompanied the Offer to Purchase, which, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) filed by Valeant, VPI and Purchaser with the SEC on March 4, 2015.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 5. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment No. 5 is being filed to reflect certain updates as set forth below.

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description of Document

(a)(26)	Valeant Acquisition Question and Answer Document.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SALIX PHARMACEUTICALS, LTD.

	By:	/s/ WILLIAM BERTRAND, JR.
Dated: March 20, 2015		Name:	William C. Bertrand, Jr.
		Title:	Acting Chief Operating Officer, Executive Vice President and General Counsel